FORM U-7D
                       CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                                      Amendment

     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing hereof.

1. Lessee public-utility companies: The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO") (collectively, the "Utilities").

     Addresses: CL&P -   107 Selden Street
                         Berlin, Connecticut 06037

                WMECO -  107 Selden Street
                         Berlin, Connecticut 06037

2. Date: The Amendment to and Restatement of Nuclear Fuel Lease Agreement (the "Amended Lease Agreement") between the Utilities and Bankers Trust Company, not in its individual capacity but solely as trustee (the "Trustee") of the Niantic Bay Fuel Trust, is dated as of February 11, 1992.

2a. Expected date facility will be placed in service: Throughout the term of the Amended Lease Agreement, the Trustee will acquire all right, title, and interest in and to all or part of certain nuclear fuel and nuclear fuel contracts. The nuclear fuel acquired by the Trustee will be in various stages of processing and/or in use in the reactors of the Utilities' Millstone Units 1, 2, and 3.

3.   Regulatory authorities which have acted on transaction:



     NAME                                   DATE OF ORDER
     ----                                   -------------
     Securities and Exchange Commission     December 30, 1981, May 19, 1982,
                                            January 23, 1992, and March 4, 1998

     Connecticut Department of Public       October 29, 1981, May 12, 1982,
     Utility Control                        July 31, 1991, and February 27, 1998

     Massachusetts Department of            December 15, 1981, April 20, 1982,
     Telecommunications and Energy          December 13, 1991, and February 27, 1998




4. Initial Term of the lease: The term of the Amended Lease Agreement began on January 28, 1982, and shall terminate at the maturity of the last outstanding Intermediate Term Note issued by the Trust, provided that unless the Trustee shall have given written notice to the Utilities on or before February 1, in any year commencing with February 1, 1993, stating that the Amended Lease Agreement shall terminate on February 1 of the third following year, then the Amended Lease Agreement shall automatically be extended for an additional year. The Amended Lease Agreement may also terminate upon the occurrence of an Event of Termination, as defined in Section 23 thereof, or the occurrence of an Event of Default, as defined in
     Section 28 thereof. Effective March 9, 1998, pursuant to a Waiver Letter dated February 19, 1998 (the "Waiver Letter"), the Trustee waived the right to terminate the Amended Lease Agreement under
     Section 23(a)(vii) or Section 23(a)(ix) based on the occurrence of certain events enumerated in the Waiver Letter, with such waiver remaining effective until 5:00 pm (CDT) on July 31, 1998. The Amended Lease Agreement shall in any event terminate on June 1, 2040, if it shall be extended until then.

4a.  Renewal options:  None, except as described in Item 4 above.

5.   Brief description of facility:  Nuclear Fuel Assemblies.

6. Manufacturer or supplier: General Electric Company, Siemens Power Corporation, Westinghouse Electric Company, U.S. Department of Energy, United States Enrichment Corporation, Northeast Nuclear Energy Company, Northeast Utilities Service Company, U.S. Energy Corporation, Crested Corporation doing business as USE/CC, Geomex Minerals, Inc., Cameco, and ConverDyn, and possibly other manufacturers and suppliers in the future.

7. Cost of facility: Under the Amended Lease Agreement the Trustee may finance the acquisition, processing, storage and use of nuclear fuel through various stages of the nuclear fuel cycle up to an aggregate principal amount of $400 million outstanding at any one time. All of such amount will be used with respect to nuclear fuel assemblies.

8.   Basic rent:  Pursuant to the Amended Lease Agreement, the Utilities
     have an unconditional obligation to pay to the Trustee quarterly lease payments once the nuclear fuel is inserted in the reactors and heat production begins. These lease payments will be structured to fully
     amortize the cost of the fuel as it is burned up in the reactors.   Each
     quarterly lease payment will include (a) a burn-up charge for the fuel consumed during the preceding quarter and (b) the actual financing and administrative expenses incurred by the Trustee during such quarter which are allocable to such fuel. Such payments will be computed so as to pay the Trustee its full cost with respect to the fuel, which will include all payments made by the Trustee to any fuel contractor under any assigned nuclear fuel contract, any amounts paid to the Utilities to reimburse them for payments made to the fuel contractors, all taxes and other expenses related to such nuclear fuel which have been paid by the Trustee, all finance charges incurred or accrued by the Trustee in obtaining the funds necessary to make the payments on account of such nuclear fuel, including interest expenses, amortization of debt discount, commitment fees, and other fees, costs and expenses incurred or accrued by the Trustee. Under the Amended Lease Agreement, the Utilities will be responsible for operating, maintaining, repairing, replacing, and insuring the nuclear fuel and for paying all taxes arising out of the ownership, possession, and use thereof. The Trustee may finance its payments with respect to the nuclear fuel through a variety of sources, including (i) the sale of the Trust's commercial paper notes ("CP Notes"), (ii) advances made pursuant to a Credit Agreement between the Trustee and The First National Bank of Chicago ("Bank"), individually and as bank agent (the "Facility"); and (iii) the sale of the Trust's intermediate term notes ("IT Notes") to institutional investors in the private placement market. If the Trustee finances fuel by taking advances under the Facility, the Bank would arrange advances (each a "Ratable Advance"), in an aggregate amount not to exceed the amount of the commitment. Each Ratable Advance would bear interest at a rate selected by the Trustee from among the following options: (i) a Eurodollar Rate equal to the sum of the quotient of (A) the rate at which deposits in U.S. dollars are offered by the Agent to first-class banks in the London interbank market two business days prior to the date of the advance, divided by one minus the applicable reserve rate, plus (B) 1 - {5}/{8}% per annum; (ii) a Fixed CD Rate equal to the sum of the quotient of (A) the average of the prevailing bid rates quoted to the Agent by three certificate of deposit dealers for the purchase at face value of certificates of deposit of the Agent of like face amount and maturity on the date of the advance, divided by one minus the applicable reserve requirement, plus (B) the applicable assessment rate, plus (C) 1 - {3}/{4}% per annum; or (iii) a floating Rate equal to the higher of (A) the sum of the corporate base rate of the Agent, as announced from time to time by the Agent, as the same may change from time to time, and 1/2 of 1% per annum, and (B) a fluctuating interest rate equal for each day of any interest period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve system arranged by federal funds brokers as published for such day, plus 1/2 of 1%. The Trustee may select an interest period of one, two or three months with respect to a Eurodollar Advance or 30, 60 or 90 days with respect to a Fixed CD Rate Advance. Under the Facility, the Trustee may also invite selected banks to make a quote of the rate of interest such bank would require for a loan (a "Competitive Bid Loan") in a stated principal amount and for an identified interest period. To utilize the competitive bid feature of the Facility, the Trustee would request selected banks to submit a quote (a "Competitive Bid Quote") reciting the respective terms on which such banks would make a Competitive Bid Loan to the Trustee on the borrowing date proposed by the Trustee. Quotes for Competitive Bid Loans may be solicited for interest periods of 180 days or less. Competitive Bid Loans are payable on the last day of the applicable interest period. In addition, the Trustee will be obligated to pay the Bank, quarterly in arrears, a commitment fee computed at the rate of .50% per annum on the daily average unborrowed portion of the commitment in effect during each calendar quarter, a one-time administration fee of $75,000, an annual fee of $5,000, and a fee in the amount of $125 per bank for each request for a Competitive Bid Quote. Pursuant to a First Amendment, dated as of April 30, 1993, between the Trustee, the Bank, and the banks party to the Facility, the Maturity Date of the Facility was extended to February 19, 1996, pursuant to a Second Amendment, dated as of May 12, 1995, between the Trustee, the Bank, and the banks party to the Facility, the Maturity Date of the Facility was further extended to February 19, 1998, and pursuant to a Third Amendment and Waiver (the "Third Amendment and Waiver"), dated as of February 19, 1998, between the Trustee, the Bank, and the banks party to the Facility, the Maturity Date of the Facility was further extended to July 31, 1998. Provisions requiring the mandatory reduction of the commitment and mandatory principal payments were also added to the Facility pursuant to the Third Amendment and Waiver. A mandatory reduction of the commitment is required on each date on which the Trustee makes any payment of principal on any of the IT Notes or purchases or otherwise acquires any of the IT Notes, and mandatory principal payments are required under the Facility if at any time the aggregate unpaid principal amount of all outstanding advances under the Facility (including both Ratable Advances and Competitive Bid Loans) exceeds the commitment minus the aggregate principal amount (before discount) of outstanding CP Notes, other than CP Notes for the payment of which moneys are on deposit in the commercial paper account, except moneys which represent provisional credits still subject in any manner to charge-back or which are subject to any writ, judgment, warrant of attachment, execution or similar process.

8a.  Periodic installment:  See answer to Item No. 8 above.

9. Holder of legal title to facility: BANKERS TRUST COMPANY, not in its individual capacity but solely as trustee of the NIANTIC BAY FUEL TRUST under the Trust Agreement dated January 4, 1982, as amended and restated by an Amendment to and Restatement of Trust Agreement dated as of February 11, 1992 between it, State Street Bank and Trust Company of Connecticut, N.A., as Trustor, and the Utilities, as Beneficiaries. The Trustor has no equity or financial interest in the transactions described herein.

     Address:  Four Albany Street
               New York, New York 10015
               Attention: Corporate Trust Division

10.  Holders of beneficial interests:


                                                       Percent of
                                  Amount               Beneficial
     Name and Address             Invested             Interest

     The Connecticut Light        None                 81%
     and Power Company                                 81.221% (with
     Selden Street                                     regard to Unit 3
     Berlin, Connecticut 06037                         Nuclear Fuel only)


     Western Massachusetts        None                 19%
     Electric Company                                  18.779% (with
     Selden Street                                     regard to Unit 3
     Berlin, Connecticut 06037                         Nuclear Fuel only)



11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount borrowed: Up to $100 million. (Note: this amount represents the Bank's obligation to extend credit by making Ratable Advances to the Trustee. This amount does not include the proceeds of any intermediate term notes which may be sold by the Trustee. The Trustee is authorized to issue and sell up to $300 million of such intermediate term notes, of which $166.5 million are currently outstanding.

     Interest rate: See answer to item 8 above.

     Number of lenders:

       Ratable Advances - 12    (The Bank acts as Agent for the other banks,
                                each of which is obligated to provide its ratable share of each Ratable Advance and each of which has certain rights under the Credit Agreement with the Trustee.)


       Competitive Bid Loans -  unknown
                                (Only banks which have entered into the
                                Credit Agreement may be selected by the
                                Trustee to make Competitive Bid Advances.)

       Commercial Paper -       unknown

       Intermediate Term Notes -unknown

     Terms of repayment: Ratable Advances mature upon the occurrence of an Event of Termination as defined in the Amended Lease Agreement (see answer to Item No. 4 above). No periodic installments of principal are payable before maturity.

     Competitive Bid Loans mature upon the earlier of the occurrence of an Event of Termination as defined in the Amended Lease Agreement (see answer to Item No. 4 above) or the last day of the selected interest period.

     Commercial paper notes will mature no later than 270 days after issuance. The terms of the intermediate term notes will be established at the time of their issuance.



     Signature of Holder of legal title:
     ----------------------------------

          BANKERS TRUST COMPANY,
                     as Trustee


          By
             Title:


          Date executed:   April __, 1998
          -------------

     Signature of Holders of beneficial interests:
     --------------------------------------------

          THE CONNECTICUT LIGHT AND POWER COMPANY
          WESTERN MASSACHUSETTS ELECTRIC COMPANY



          By _________________________
             Title:

          Date executed:   April __, 1998
          -------------